UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

cc/o Qingdao Tiandihui Pet Foodstuff Co., Ltd

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

As previously disclosed, on July 26, 2022, TDH Holdings, Inc. (the “Company”) completed a private placement of securities with eight accredited investors (the “Investors”) and entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which the Company issued common stock purchase warrants (the “Existing Warrants”) to purchase up to an aggregate 4,000,000 of its Common Shares at an exercise price of $2.44 per share.

On July 11, 2023, the Company and Investors agreed to extend the exercise period of the Existing Warrants to July 26, 2027, and issued amended and restated warrants reflecting the new exercise period (the “Amended and Restated Warrants”). The Amended and Restated Warrants are immediately exercisable.

The foregoing description of the Amended and Restated Warrants does not purport to be complete and is qualified in its entirety by reference to the form of Amended and Restated Warrant, a copy of which is filed herewith as Exhibit 4.1 and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
4.1	Form of Amended and Restated Warrant.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

	By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: July 18, 2023

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